

07002272

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
SEC
FEB 2 7 2007
WASH. D.C.
186 SECTION
PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/06____ AND ENDING____12/31/06____ N
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHWINDS MARKETING GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____211 North First Street, Suite 325____
                      (No. and Street)

____Minneapolis____   ____MN____   ____55401____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Deborah L. Barnett____   (612) 486-4106
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Boulay, Heutmaker, Zibell & Co. P.L.L.P.____
                  (Name – if individual, state last, first, middle name)

____7500 Flying Cloud Drive, Suite 800   Minneapolis____   ____MN____   ____55344____
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Deborah L. Barnett___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Northwinds Marketing Group LLC___ , as
of ___December 31___ , 20 __06__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Chief Financial Officer___
Title

Dorene M Haney
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2006

Contents







Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Northwinds Marketing Group LLC

We have audited the accompanying statement of financial condition of Northwinds Marketing Group LLC (the LLC) as of December 31, 2006. This statement of financial condition is the responsibility of the LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Northwinds Marketing Group LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Boulay, Heutmaker, Zibell + Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota
February 23, 2007

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2006

ASSETS

Cash	$	116,451
Restricted cash – reverse repurchase agreement		951,449
Accounts receivable		37,744
Prepaid expenses		22,600
Total current assets		1,128,244
Furniture and equipment		305,176
Leasehold improvements		435,522
Total property and equipment		740,698
Less accumulated depreciation		704,906
Net property and equipment		35,792
Total assets	$	1,164,036

LIABILITIES AND MEMBER CAPITAL

Accounts payable and accrued expenses	$	4,196
Total current liabilities		4,196
Member capital		1,159,840
Total liabilities and member capital	$	1,164,036

Notes to the Financial Statements are integral part of the Statement.



Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Northwinds Marketing Group LLC (the LLC) is organized under the laws of the State of Delaware as a limited liability company to provide product sales and client service functions to investment management firms and their clients in the institutional defined benefit marketplace. The LLC is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker-dealer firm. The LLC is engaged in private placements of direct participation programs and limited partnership interests to institutional retirement plans and operates under the requirements of the Securities Exchange Act of 1934. The LLC will continue indefinitely, unless terminated as provided for in the membership agreement (the Agreement).

The LLC is wholly owned by Cube Marketing Group LLC (Cube). Each of the employees of the LLC is also a LLC member of Cube. The Senior Management Team is comprised of three LLC employees who are responsible for the day-to-day operation and management of the LLC.

2. Significant Accounting Policies

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Sales and servicing fee revenue is recognized monthly based on estimated quarterly management fees charged to clients of each respective investment manager. Placement fees from the sale of direct participation programs and/or limited partnership interests are recognized at the time the client signs a subscription agreement with the general partner of the fund.



Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2006

Cash and Restricted Cash

The LLC maintains its accounts at one financial institution. At times throughout the year, the LLC's cash and equivalent balances, which include cash invested in overnight repurchase contracts, exceeded amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. At December 31, 2006, the overnight repurchase balance approximated $951,449. The LLC does not believe it is exposed to any significant credit risk on cash and equivalents.

Accounts Receivable

Accounts receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The LLC extends credit to customers in the normal course of business. Management performs on-going credit evaluations of customers and maintains allowances for potential credit losses when required. At December 31, 2006, the LLC believes all receivables are fully collectible and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Fixed assets are carried at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the associated assets from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the estimated useful lives of the leasehold improvements or the remaining lease term, whichever is lesser, which amounts to three to five years.

Fair Value of Financial Instruments

The carrying value of cash and restricted cash approximates their fair value.

Income Taxes

The LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.



Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2006

3. Transactions with Customers

The LLC operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The LLC does not hold customer funds or safekeep customer securities. The LLC contracts with investment managers to market and service their investment management products. For this service, the LLC earns sales and servicing fees, which it accrues according to individual service agreements.

4. Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital requirements (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires the ratio of aggregate indebtedness to the net capital of operations, both as defined, not to exceed 15 to 1. At December 31, 2006, the LLC had net capital of $112,255, which was $107,255 in excess of the amount required to be maintained at that date. The LLC's ratio of aggregate indebtedness to net capital was .037 to 1.

5. Lease Obligations

The LLC leases office space on a month to month basis under a cancelable lease. Rent expense and related occupancy expenses were $63,221 for the year ended December 31, 2006.

6. Employee Benefits

The LLC maintained a qualified profit sharing plan, which covered substantially all of its full-time employees who have met time-in-service requirements. The plan includes a mandatory minimum contribution by the LLC subject to IRS compensation and contribution limits. In addition, the LLC may contribute additional amounts to the plan at its discretion, based on its profits for the year. The contributions to the plan for the year ended December 31, 2006 were $59,029, net of plan forfeitures.



7. Significant Concentrations

The LLC contracts with certain investment managers to sell and service their investment management products to institutional retirement plans. The LLC's largest relationship is with RiverSource Investments LLC (formerly known as American Express Asset Management Group Inc.), which was the majority member of the LLC until April 2005. Sales and servicing compensation has been paid at the levels specified in the contractual agreement, subject to no minimum or maximum. Sales and servicing compensation from RiverSource totaled $1,011,173 and represents approximately 93% of the LLC's sales and servicing revenue for the year ended December 31, 2006.

Sales and servicing compensation receivable by two other investment managers represent $20,678 (55%) and $16,667 (44%) of accounts receivable at December 31, 2006.



